October 16, 2017

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Gabriel Eckstein, Staff Attorney
Barbara Jacobs, Assistant Director

Re:     Alphabet Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed July 25, 2017
File No. 001-37580

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”, the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2017, relating to the above referenced filing and prior comments of the Staff received by letter dated July 28, 2017.

In this letter, we have referred to the Staff’s Comment No. 1 through 2 in the Comment Letter dated September 27, 2017 in italicized, bold type, and have followed it with Alphabet’s response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Revenues Revenue Recognition, page 9

1. We note your response to prior comment 1. Please provide us your analysis of principal versus agent considerations for advertising inventory sourced through third-party exchanges. In this regard, please more fully explain why you have the sole ability to monetize the advertising inventory when your bid clears the third-party exchange. Please clarify how you considered whether the customer to which the advertising inventory is transferred is identified at the time your bid clears the third-party exchange. Reference ASC 606-10-55-36 through 55-40.

Summary

In response to the Staff’s question, we are including below our principal versus agent analysis under ASC 606 for revenues generated from advertising inventory sourced through third-party exchanges. Specifically, we address revenues generated from customers of Google’s DoubleClick Bid Manager (“DBM”) because the substantial majority of transactions involving advertising inventory sourced through a third-party exchange occur on DBM. We note that revenues generated from advertising inventory sourced through third-party exchanges are not material to Alphabet consolidated revenues.

With respect to the Staff’s comment regarding our sole ability to monetize the advertising inventory when our bid clears the third-party exchange, we contract directly with the third-party exchange to purchase advertising inventory. When our bid clears the third-party exchange, no other party can monetize that advertising inventory and we are the only party that can sell it to an advertiser, however, we are not contractually required to sell it to any advertiser (refer to section “Step 2 - Determine if Google controls each specified good or service”, within our principal versus agent analysis below, for further discussion).

With respect to the Staff’s comment regarding the customer to which the advertising inventory is transferred being identified at the time our bid clears the third-party exchange, when advertising inventory becomes available on a third-party exchange we may bid on advertising inventory with multiple customers in mind who have similar campaign objectives. If our bid clears the auction, we know the customer it relates to at the time our bid clears the auction. While in practice the inventory acquired is sold to that advertiser, we are not contractually required to do so. Further, the specific advertising inventory delivered to customers is not identified by them. Through our algorithms, we determine which advertising inventory we should acquire to fulfill our customers' campaign objectives. In this regard, we believe that the identification of the customer at the time our bid clears the third-party exchange does not impact our principal versus agent analysis, notably because we purchase the advertising inventory from the third-party exchange before it is sold to the customer.

As discussed more fully below, the advertising inventory is not the unit of account for purposes of our principal versus agent analysis.

Background

At its most basic structure, digital advertising involves four parties - an advertiser, an online network, a publisher, and an end user. The advertiser (our customer) is a buyer interested in purchasing advertising inventory. The online network (including third-party exchanges) enables and facilitates digital distribution of the advertising inventory. The publisher is a supplier who owns websites or mobile applications (“apps”) with advertising inventory for sale. The end user is the individual who engages with the advertisement on the publisher’s website or mobile app and is the target of the advertiser.

DBM is a Google product which allows advertisers to manage their online advertising campaigns. Advertisers input their campaign objectives and budgets into DBM. DBM uses proprietary algorithms to optimize targeting the desired audience and executes against the advertiser’s campaign objectives by sourcing and delivering relevant advertising inventory. DBM's algorithms perform several tasks, including deciding which advertising inventory best meets the advertiser’s objective, where to source the advertising inventory from (e.g., directly from publishers or through third-party exchanges), and the amount to bid for the advertising inventory.

We have the same customer contract and performance obligation, irrespective of whether we source advertising inventory directly from publishers or through third-party exchanges. The sourcing decision is made by DBM’s algorithms and does not favor inventory sourced directly from publishers versus through third-party exchanges, as we are focused on selling the buyer advertising inventory that best meets their campaign objectives.

Transaction flow

The general transaction flow, for revenues generated from DBM customers, is depicted in the diagram below.

•	The process starts when a user enters a website address into a web browser or opens a mobile app.

•	The publisher aims to fill the available ad space on the site or in the app.

•	The publisher communicates to the online network (including third-party exchanges) information about the advertising inventory, the user, minimum sale price, and other data signals, as applicable.

•
DBM’s proprietary algorithms use the information available (from advertisers, publishers, third parties and our own) to automatically target and bid on inventory to meet the advertiser’s campaign objective.

•	DBM has contractual relationships with its suppliers (publishers and third-party exchanges) for the purchase of advertising inventory.

•	Advertisers contract and purchase advertising inventory directly from Google using DBM.
The above transaction flow is completed within fractions of a second.

Principal versus agent analysis

For advertising inventory sourced through third-party exchanges, our accounting analysis for principal versus agent follows the two step evaluation prescribed in ASC 606-10-55-36A to evaluate the nature of our promise and conclude whether we are the principal or agent:

1.	Identify the specified good(s) or service(s) provided to the customer (i.e., distinct good(s) or service(s)); and

2.	Determine if Google controls each specified good or service before that good or service is transferred to the customer

Step 1 - Identify the specified good(s) or service(s)

The first step for the principal versus agent analysis is to evaluate the good(s) or service(s) provided to the customer. ASC 606-10-55-36 indicates that an entity must determine whether it is a principal or an agent for each specified good or service promised to the customer. As noted in BC24 of ASU 2016-08, “The principal versus agent considerations relate to the application of Step 2 of the revenue recognition model—identify the performance obligations in the contract. Appropriately identifying the good or service to be provided is a critical step in appropriately identifying whether the nature of an entity’s promise is to act as a principal or an agent.”

In determining the specified goods or services provided to DBM customers, we considered the nature of our promise to customers, the customers’ perspectives and expectations, and our contract with customers.

Our promise to customers
We provide our customers with the ability to get their ads in front of the right audience, which we view as a single promise and therefore a single performance obligation. For purposes of our assessment, we refer to this as the “optimized ad inventory.” The optimized ad inventory enables customers to maximize their return on invested marketing dollars by reaching their target audience at the right price.

The optimized ad inventory is a combination of: (1) the advertising inventory, and (2) Google’s “value add.” The advertising inventory is the space available on a publisher’s website or app which is rendered for the target audience. Google’s “value add” includes:

•
our proprietary algorithms that use data available to us (from advertisers, publishers, third parties and our own) to determine the inventory to bid for and the amount to bid to best meet the advertiser’s campaign goals

•	our ability to obtain and utilize information relating to the inventory and the user (as applicable) that will enhance our bidding decisions

•	our technology which aims to deliver high quality advertising inventory

•	our ability to source relevant targeted advertising inventory due to our vast network of publishers and third-party exchanges

Our promise to provide optimized ad inventory is described in our marketing on our website as:

“Precise targeting and optimization: Find existing and new customers based on demographics, interests and purchase intent. Reach the right audience with first-party, third-party, or proprietary Google data, plus best-in-class contextual targeting. Google's proprietary algorithms automatically adjust bids to meet your specific campaign goals.”

“Industry leading fraud protection: Integration with DoubleClick Verification makes verifying campaigns a seamless part of your workflow. Brand safety filters give you control at the keyword, page and site level. Our leading anti-fraud technology ensures you get what you pay for.”

Customer’s perspective and expectation
Advertisers are focused on achieving their campaign objectives, within their campaign budget. Their expectation is for us to execute against their campaign objectives and within budget by delivering ads to their target audience.

Our contract with customers
Our contracts with customers specify that we will provide services and deliver online advertising inventory according to the criteria set by our customers. The contracts provide the customer will purchase targeted advertising inventory. In return, customers agree to pay Google the fees incurred. Our key obligation in our customer contracts is to provide advertising inventory to customers, which we acquire based on the targeting performed by our algorithms using the data available to us. This further supports that we have a single promise of delivering optimized ad inventory.

    Step 1 conclusion: We have a single promise and therefore a single performance obligation to our customers, which is to deliver optimized ad inventory.

Step 2 - Determine if Google controls each specified good or service

Under ASC 606-10-55-37, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. We assessed our control of the optimized ad inventory before it is transferred to the buyer in accordance with the definition of control in ASC 606. Control is described in ASC 606-10-25-25 as follows: “control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways.”

We control the optimized ad inventory before it is transferred to our customer for the following reasons:

•	We control the “value add” components of our promised good as those involve only Google.

•
We contract directly with the third-party exchanges to purchase advertising inventory and we obtain the right to the advertising inventory once our bid clears. When our bid clears the third-party exchange, no other party can monetize that advertising inventory and we are the only party that can sell it to an advertiser; however, we are not required to sell it to any advertiser. We are also responsible to the third-party exchange for payment.

•
We determine what inventory to sell to our customer (i.e., direct the use of inventory made available to us), based on our proprietary algorithms, with the objective to sell relevant inventory to our customers and thereby allow them to reach their target audience and to maximize their returns on ad spend. With that in mind, our algorithms determine whether to sell inventory that is sourced directly from publishers or from third-party exchanges, subject to restrictions set by the buyer (if any).

•
We determine the bid price for the advertising inventory, which further demonstrates our ability to influence whether a buyer will ultimately receive the inventory (i.e., we influence whether the bid will clear in an auction since we set the bid price). Our algorithms determine the bid price, taking into account information we gather about the advertising inventory (including the end user) and the buyer’s campaign objectives and budget.

•	If we fail to pass an advertisement onto the publisher while we control the inventory, an ad may not be served and the webpage may be rendered without an ad.

Additionally, we evaluated the principal indicators of control in ASC 606-10-55-39 which also support our assessment of control of the optimized ad inventory:

a.	Primary responsibility for fulfillment
We are primarily responsible to the buyer to deliver the optimized ad inventory. We contract directly with the buyer and are viewed by the buyer as the party responsible for fulfilling the buyer’s request. No other party contracts with the buyer or is obligated to satisfy or fulfill the buyer’s request. We consider this relationship critical in understanding the fulfillment obligations and expectations of the buyer. The following points further support that we are primarily responsible for the fulfillment and acceptability of the optimized ad inventory:

•
Contractual relationship - The contractual relationship is between Google and the buyer. There is no contractual relationship between the buyer and third-party exchange. The third-party exchange does not have any contractual obligations to the buyer. Further, the buyer does not know what exchange the inventory was sourced from, until after the advertisement is served.

•
Responsibility for performance - We are responsible for delivering optimized ad inventory that satisfies our customers’ campaign objectives. Even though we do not provide performance guarantees, the buyer holds us responsible—and would not continue to contract with Google—if their return on investment was low as a result of poorly targeted advertisements. The buyer can review reports we provide on a real time basis to assess th

e performance of the campaign through metrics such as viewability of impressions, click-through rate and demographic data.

•
Customer service - We are responsible for customer satisfaction, which includes resolution of issues with the display of an advertisement, discrepancies in the number of clicks or impressions served, fraud, and buyer’s complaints regarding a low return on investment, etc. While we do not guarantee the success of a buyer's campaign, we make a good faith effort to resolve customer complaints, and at our discretion, we may issue refunds but not seek corresponding remedies from the third-party exchange.

•
Value creation - We are responsible for the integration of the advertising inventory and value add which drives value creation. Our customers are focused on reaching their target audience and maximizing their return on marketing spend, which is enabled by the optimized ad inventory we provide.

•
Discretion on sourcing of inventory - Buyers view us as the party that provides highly targeted inventory. Once the buyer engages with Google, our algorithms (taking into account restrictions set by the buyer, if any) determine advertising inventory to be purchased. The advertiser expects that we provide inventory which meets their target criteria.

•
Cleanliness and quality - Buyers rely on us for the cleanliness and quality of inventory and to reduce misdirected advertising spend on non-relevant inventory. Cleanliness refers to the webpage view being valid (a user opens a webpage) and not generated by bots or humans fraudulently opening webpages to create advertising inventory. Quality refers to the publisher’s webpage content (e.g., whether the webpage only displays advertisements versus a webpage with valid content). We invest heavily in fraud protection. If instances of fraud occur, we may issue refunds to customers.

b.	Inventory risk
When advertising inventory is sourced through third-party ad exchanges, we contract directly with the third-party exchanges to purchase advertising inventory, and pay them for the advertising inventory.

In the traditional sense, we do not have substantive inventory risk as the ephemeral nature of the ad inventory cannot be purchased and held. Although not material, in instances where we deliver advertising to our buyers in excess of their budget, we do not charge them for the excess, but we still pay the third-party ad exchange.

c.	Pricing latitude
We have a level of discretion in establishing the price. We determine how much we will bid for advertising inventory (based on the buyer’s goals and any directions or limitations set by the buyer), negotiate the platform fee with the buyer, and offer incentives in the form of volume-based rebates or discounts to our customers.

Step 2 conclusion: We control the optimized ad inventory before transfer to the customer.

Principal versus agent conclusion: Based on the above analysis, we believe we are the principal in transactions where advertising inventory is sourced through third-party exchanges, and recognize the consideration paid by the buyer as revenues and the amounts paid by us to the third-party exchange as cost of revenues.

Alternative transactions

We note that in some instances our customers use DBM as a platform to execute the delivery of certain pre-specified ad inventory available on third-party exchanges. These transactions represent a different fact pattern where revenue is recognized on a net basis.

In such transactions, the publisher offers preferential access to select advertising inventory to a specific buyer at a fixed price. Using DBM, the buyer negotiates directly with the publisher, including price. Subsequently, the publisher makes the advertising inventory available on a third-party exchange, and the buyer purchases the inventory using the DBM platform.

In our principal versus agent analysis for such arrangements, we determined that the specified good or service under Step 1 of the analysis is to arrange for the delivery of the pre-specified advertising inventory through DBM. Our promise and performance obligation to our customers in these situations is to provide a technology platform for the delivery of that inventory, available on third-party exchanges, from publishers to advertisers.

Our conclusion under Step 2 of the principal versus agent analysis in these situations is that we do not control the pre-specified ad inventory since we do not have the ability to direct the use of such inventory. Accordingly, we are an agent in such transactions and recognize revenue on a net basis.

2. We note your response to prior comment 4 and have the following additional comments:

•
Your response does not specifically address how you considered information that is regularly reviewed by the chief operating decision maker for evaluating performance of operating segments as well as other information that you use to evaluate your financial performance or make resource allocations in selecting the type of categories to present. Please provide us with this analysis. In addition, please tell us if this information presents revenue in a manner that is further disaggregated than your current disclosures. If so, please tell us why you did not present this information in your disclosures. Reference ASC 606-10-55-90 (b) and (c).

•
Please provide us with a more specific and comprehensive discussion of what consideration you gave to presenting your advertising revenues on a more disaggregated basis. In this regard, we note your disclosures regarding growth in mobile searches and growth in video advertising. Please provide us with your analysis of how your various device types and properties are impacted by economic factors. Reference ASC 606-10-55-89.

In accordance with ASC 606-10-55-90 (b) and (c), we considered the information provided to our Chief Operating Decision Maker (“CODM”) for evaluating performance of operating segments and other information used to evaluate our financial performance or make resource allocation decisions when assessing the appropriate categories for disaggregated revenue disclosures.

Our CODM, Alphabet’s Chief Executive Officer, Larry Page, is responsible for making decisions about resources allocated to, and assessing the performance of, our operating segments. The following information is regularly provided to our CODM to evaluate performance of operating segments:

•	Operating results (e.g., revenue and operating income) of Google in total on a weekly and quarterly basis;

•	Operating results of Other Bets in total on a weekly basis; and

•	Operating results for each individual Other Bet on a monthly and quarterly basis.

Additionally, our CODM and Board of Directors receive quarterly revenue information for specific product areas within Google, including Advertising, Google Play, Google Cloud and Hardware. This reporting includes disaggregation of advertising revenues by platform (e.g., desktop), and property (e.g., YouTube). We note that our CODM does not evaluate performance or allocate resources to the individual product areas within the Google operating segment.

Furthermore, segment managers regularly review operating results by product area for their respective segments. For example, Google’s CEO Sundar Pichai, the Google segment manager, receives Google operating results disaggregated by product area (e.g., Advertising, Google Play, Google Cloud, Hardware), including disaggregation of Advertising (e.g., Search, Display, YouTube).

We believe that disaggregation of revenues for Google Play, Google Cloud, Hardware and individual Other Bets is not necessary due to the relative significance of such revenues at this time in the context of our overall business. We continually monitor the significance of these revenues for disaggregation.

We considered the information provided to our CODM, Board of Directors, and the Google segment manager in our determination of whether to further disaggregate advertising revenues. We note that such data is generated and used for a variety of purposes (e.g., to analyze and understand underlying trends, to help refine our products and to set sales targets). Internally reported disaggregated advertising revenue information is simply one data point used to assess the overall health of our advertising business and products. We do not believe that the availability of such data necessitates further disaggregation of advertising revenues in our financial statements because the economic factors that affect the nature, amount, timing, and uncertainty of revenues and cash flows of advertising revenues are consistent regardless of where the advertisement is presented, the type of online advertisement purchased, or on what device the advertisement is displayed.

With respect to the Staff’s second comment regarding further disaggregation of advertising revenues, we note that the underlying offering - online advertising - is the same across our entire advertising business. As discussed in our first response letter, our advertising business supports a single objective - for advertisers to reach their target audience at the right time. This is supported by our:

•	Commission plans - Our sales commission plans for advertising are generally based on overall advertising spend and not disaggregated by platform, device type, or otherwise.

•
Product offerings - To achieve our advertisers’ goals, we provide advertising inventory to advertisers across a combination of properties and devices. Our advertising offerings are generally marketed to our customers on a property and device-agnostic basis, because the goal is to connect advertisers with their target audience irrespective of how that audience is reached.

We considered the economic factors that impact our advertising revenues and note that our advertising revenues are primarily impacted by our advertisers’ campaign budgets, which are influenced by overall macroeconomic factors, such as the growth of the economy, and the shift of economic activity (including advertising spend) from offline to online. Such factors affect the total of our advertising revenues rather than individual subcategories, such as properties or device types.

We also considered the economic factors suggested in ASC 606, such as type of customer and type of contract, and determined that the impact on nature, amount, timing, and uncertainty of revenues and cash flows are similar for our advertising business. Specifically:

•	Our advertising offerings are marketed to business customers. There are no significant differences among our business customers that would impact our advertising revenues.

•	Advertising contracts are consistent across all customer types and encompass advertising on multiple properties, platforms, and device types.

Specifically, to address the Staff’s comment on mobile search and video advertising, we considered how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors for those two subcategories as follows:

	Mobile Search	Video Advertising
Nature	Similar offering (online advertising) for both subcategories
Amount
While the specific amount of mobile search and video advertising revenues may differ, ultimately, our advertising revenues are primarily impacted by our customers’ spend on ad campaigns, which is not driven by these subcategories

Timing	Revenue is recognized at a point in time for both subcategories
Uncertainty	Similar uncertainty due to comparable risk profiles, customer type, and payment terms for both subcategories

Overall, we believe the nature, amount, timing, and uncertainty of revenues and cash flows from the mobile search and video advertising subcategories and the underlying economic factors impacting such subcategories are similar. A comparison of our other device types and properties would have a similar result. Accordingly, we believe that our current presentation of revenues is appropriate and that further disaggregation of advertising revenues is not warranted.

Finally, internal reporting of advertising revenues by various subcategories is generally not prepared on a GAAP basis, because we do not allocate most GAAP adjustments on a subcategory basis. There would be significant operational costs and challenges to capture and prepare information on a GAAP basis for all subcategories. While some advertising revenue information generated and shared internally is reconciled to GAAP revenues, the only such GAAP information for advertising revenues is the disaggregation between Google properties and Google Network Members’ properties.

We continually evaluate the most appropriate manner to disaggregate our revenues based on the evolution of our business and will revise our disclosures in the future as necessary.

* * * * *

Please direct your questions or comments to me (tel: (415) 736-0114). Thank you for your assistance.

Very truly yours,

ALPHABET INC.

/s/ JOSH PAUL
_______________________
Josh Paul
Director of Accounting

cc: Larry Page
Ruth Porat
James G. Campbell
David C. Drummond, Esq.
Kent Walker, Esq.
Kenneth H. Yi, Esq.